SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Meridian Insurance Group, Inc.
                         ------------------------------
                            (Name of Subject Company)

                         Meridian Insurance Group, Inc.
                         ------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   589644-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)


                                  Norma J. Oman
                             Chief Executive Officer
                         Meridian Insurance Group, Inc.
                           2955 North Meridian Street
                        Indianapolis, Indiana 46208-4788
                                 (317) 931-7000
                                 --------------
                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)

                                 with copies to:

                               Stephen J. Hackman
                                   Ice Miller
                               One American Square
                                    Box 82001
                        Indianapolis, Indiana 46282-0002
                                 (317) 236-2100

     This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9) filed with the Securities and Exchange Commission on September 11, 2000, by Meridian Insurance Group, Inc., an Indiana corporation (the "Company" or "MIGI"). The
Schedule 14D-9 relates to a tender offer (the "Offer") by Meridian Insurance Group Acquisition Corporation ("Bidder"), an Illinois corporation and wholly-owned subsidiary of American Union Insurance Company ("Parent" or "AUIC"). Parent is an Illinois stock insurance company that is 50% owned by Gregory M. Shepard ("Shepard"). Shepard is also Chairman of the Board and President of AUIC. According to the Offer, the tender offer is for the purchase of all of the outstanding shares of Common Stock of MIGI at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2000, and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms not defined herein have the meanings set forth in the Schedule 14D-9 filed on September 11, 2000.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     Item 4 of the Schedule 14D-9 is hereby amended in the following respects.

     Paragraph (3)(d) is amended by adding the following sentence at the end of paragraph (3)(d):

     "Shepard was the Chairman, Chief Executive Officer and majority shareholder of Illinois Healthcare from the time it was founded until it commenced voluntary liquidation proceedings."

     Paragraph  (4)  is  amended  by  adding  the  following   sentence  as  the
penultimate sentence of the paragraph:

     "Shepard was also the majority shareholder of Illinois Healthcare during its brief existence."

     Paragraph (9) is amended by adding the following sentence at the end of the paragraph:

     "The Board believes that Shepard's control of the Company would create significant uncertainties with respect to the future direction of the Company and its relationships with employees, agents, and policyholders, particularly in view of his history and experience in the insurance industry, some of which is discussed above."


ITEM 9.  EXHIBITS

     The A.G. Edwards opinion filed as Exhibit D to the Schedule 14D-9 is deleted and replaced with Exhibit D attached to this Amendment No. 1.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     September 14, 2000                 /s/  Norma J. Oman
                                        ----------------------------------------
                                        Norma J. Oman  President and Chief
                                          Executive Officer

                                   Exhibit D

                                                               September 8, 2000

The Board of Directors
Meridian Insurance Group, Inc.
2955 North Meridian Street
P. O. Box 1980
Indianapolis, IN  46206

Ladies and Gentlemen:

         We understand that American Union Insurance Company (the "Offerer") has commenced a tender offer for all of the outstanding shares of common stock, no par value per share (the "Company Shares"), of Meridian Insurance Group, Inc. (the "Company") not owned by the Offerer or its affiliates for $20.00 per share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). The terms of the Offer are more fully set forth in the Schedule TO (the "Schedule TO") filed by the Offerer with the Securities and Exchange Commission on August 30, 2000. We also understand that the Offerer owns approximately 20.2% of the outstanding Company Shares.

         We have been requested by the Board of Directors (the "Board") of the Company to render our opinion as to the fairness, from a financial point of view, to the holders (other than the Offerer and its affiliates) of the outstanding Company Shares (the "Independent Shareholders") of the consideration offered to such Independent Shareholders in the Offer.

         A.G. Edwards & Sons, Inc. ("A.G. Edwards"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate or other purposes. We are not aware of any present or contemplated relationship between A.G. Edwards and the Company, the Company's directors and officers or its shareholders, or the Offerer, its directors, officers or shareholders, which in our opinion would affect our ability to render a fair and independent opinion in this matter.

         In connection with this opinion, we have, among other things:

         i.)      reviewed  the  terms  and  conditions  of the  Offer  and  the
Schedule TO;

         ii.)     reviewed  publicly   available   information   concerning  the
Company, the Offerer and its affiliates that we believed to be relevant to our analysis;

         iii.)    reviewed certain historical financial statements and operating information and financial projections for the Company furnished to us by the Company;

         iv.)     held discussions with management of the Company  regarding the past and current business operations, assets, financial condition and future prospects of the Company;

         v.)      reviewed the industry in which the Company operates;

         vi.)     reviewed  a  trading  history  of  the  Company  Shares  and a comparison of that trading history with those of other companies that we deemed relevant;

         vii.) compared certain financial information for the Company, including its recent public market valuation and the valuation proposed in the Offer, with similar information and stock market information for certain other companies, the securities of which are publicly traded;

         viii.) compared certain financial information for the Company, including its recent public market valuation and the financial terms of the Offer, with similar information for certain recent transactions deemed relevant;

         ix.)     compared the premium over recent market prices for the Company
Shares implied in the Offer to premiums in certain recent business combinations deemed relevant;

         x.)      reviewed  a  range  of  valuations  of the  Company  based  on discounted present values of its projected cash flows; and

         xi.)     completed  such other  studies and analyses that we considered appropriate.

         In preparing our opinion, A.G. Edwards has assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information publicly available or that was supplied or otherwise made available to us by the Company. We have not been engaged to, and therefore we have not, verified the accuracy or completeness of any of such information. A.G. Edwards has been informed and assumed that the financial projections supplied to, discussed with or otherwise made available to us reflect the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company on a stand-alone basis. A.G. Edwards has not independently verified such information or assumptions, nor do we express any opinion with respect thereto. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. A.G. Edwards has relied upon the assurances of the management of the Company that they are not aware of any facts that would make such information inaccurate or misleading.

         In performing its analyses, A.G. Edwards made numerous assumptions with respect to the property and casualty insurance industry, the various segments of the industry in which the Company operates, general business and economic conditions and government regulations, which are beyond the control of the Company. The analyses performed by A.G. Edwards are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of A.G. Edwards' analysis of the fairness, from a financial point of view, to the Independent Shareholders of the consideration offered in the Offer and are being provided to the Board in connection with the delivery of this opinion.

         A.G. Edwards' opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion as expressed herein, in any event, is limited to the fairness, from a financial point of view, to the Independent Shareholders of the consideration offered in the Offer.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration which has been offered pursuant to the Offer is inadequate, from a financial point of view, to the Independent Shareholders.

         We have acted as financial advisor to the Company in connection with the Offer and will receive a fee for such services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion and any related activities as the Company's advisor. We also have performed and may continue to perform various investment banking services for the Company. In the ordinary course of business, we may actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board and the Company's management and, except as required by law, may not be reproduced, summarized, described, characterized, excerpted from, referred to or given to any other person for any purpose without our prior written consent (which will not be unreasonably withheld) except that this opinion may be included in its entirety and the procedures followed in rendering this opinion may be summarized (such summary to be reviewed and approved by A.G. Edwards) in any proxy, tender offer or other materials which may be distributed to the shareholders of the Company regarding the Offer. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to the Independent Shareholders in the Offer.

                      Very truly yours,

                      A.G. EDWARDS & SONS, INC.



                      By:  /s/ Douglas E. Reynolds
                           ---------------------------------------------
                           Douglas E. Reynolds
                           Managing Director- Investment Banking